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

                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       WASHINGTON, D.C. 20549


                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


--------------------------------                                                                    OMB APPROVAL
             FORM 3                                                                                 OMB Number:           3235-0104
--------------------------------                                                                    Expires:     September 30, 1998
                                                                                                    Estimated average burden
                                                                                                    hours per response     .... 0.5

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1. Name and Address of Reporting Person *

South                       Hamilton
   (Last)                   (First)                 (Middle)

650 Madison Avenue
                            (Street)

New York                    NY                        10022
   (City)                   (State)                   (Zip)


2. Date of Event Requiring Statement ( Month / Day / Year )

3/30/99

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Issuer Name and Ticker or Trading Symbol

Polo Ralph Lauren Corporation (RL)

5. Relationship of Reporting Person to Issuer   (Check all applicable)

              Director                          10% Owner
       -----                              -----
         X    Officer (give title               Other
       -----           below)             ----- (specify
                                                 below)

       Group President and Chief Marketing Officer
       -------------------------------------------


6. If Amendment, Date or Original (Month/Year)


7. Individual or Join/Group Filing (Check Applicable Line)

         X     Form filed by One Reporting Person
       -----
               Form filed by More than One Reporting Person
       -----

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

                                      TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of security                            2. Amount of Securities         3. Ownership         4. Nature of Indirect
   (Inst.4)                                        Beneficially Owned              Form: Direct (D)     Beneficial Ownership
                                                   (Instr. 4)                      or Indirect (I)      (Instr. 5)
                                                                                   (Inst. 5)
----------------------------------------------  ------------------------------  -------------------  -----------------------------
----------------------------------------------  ------------------------------  -------------------  -----------------------------
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
* If the Form is filed by more than one reporting person, SEE instruction 5(b)(v).                                    SEC 1473(8-92)
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

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

FORM 3 (CONTINUED)                 TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS,
                                         CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1. Title of Derivative Security                      2. Date Exercisable and   3. Title and Amount of Securities Underlying
   (Instr. 4)                                           Expiration Date           Derivative Security (Instr. 4)
                                                        (Month/Day/Year)
                                                                                                       Amount or
                                                     Date         Expiration            Title          Number of
                                                     Exercisable  Date                                 Shares
---------------------------------------------------  -----------  -----------  ----------------------  -----------------------------
Options issued pursuant to Issuer's 1997
Long-Term Stock Incentive Plan (Right to Buy)            (1)       6/11/2007    Class A Common Stock              29,000
Options issued pursuant to Issuer's 1997
Long-Term Stock Incentive Plan (Right to Buy)            (2)       6/11/2008    Class A Common Stock              12,000
Options issued pursuant to Issuer's 1997
Long-Term Stock Incentive Plan (Right to Buy)            (3)      12/24/2008    Class A Common Stock              25,000
---------------------------------------------------  -----------  -----------  ----------------------  -----------------------------


 4. Conversion or             5. Ownership           6. Nature of Indirect
    Exercise Price of            Form of                Beneficial Ownership
    Derivative                   Derivative             (Instr. 5)
    Security                     Security:
                                 Direct (D) or
                                 Indirect (I)
                                 (Instr. 5)
----------------------------  ---------------------  ------------------------------------------------
           $26.00                       D
           $28.21875                    D
           $17.125                      D
----------------------------  ---------------------  ------------------------------------------------
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Explanation of Responses:

(1) This option vests and becomes exercisable in three equal annual installments beginning June 11, 1998.
(2) This option vests and becomes exercisable in three equal annual installments beginning June 11, 1999.
(3) This option vests and becomes exercisable in three equal annual installments beginning December 24, 1999.


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.


     /s/ Hamilton South                                 April 2, 1999
--------------------------------                      -----------------
** Signature of Reporting Person                            Date

                                                                          Page 2
                                                                 SEC 1473 (8-92)